Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

(All dollar amounts in United States dollars (US$))
GOLDCORP COMPLETES SALE OF ESCOBAL SILVER DEPOSIT

Vancouver, British Columbia – June 8, 2010 – GOLDCORP INC. (GG: NYSE; G: TSX) announced today the completion of its sale of the Escobal silver deposit in Guatemala to Tahoe Resources Inc., (“Tahoe”).

Pursuant to the terms of the transaction, Goldcorp received an aggregate of 43,686,667 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis and $253 million in cash.

“The divestiture of Escobal unlocks value for Goldcorp shareholders while providing additional capital to reinvest in our high-growth core asset portfolio,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “We look forward to participating in the future success of Tahoe through Goldcorp’s 40% ownership interest.”

The underwriters for Tahoe’s initial public offering were granted an over-allotment option.   If this option is exercised in whole or in part, Goldcorp will be issued additional common shares of Tahoe such that it will continue to hold an aggregate 40% interest on a fully-diluted basis in Tahoe’s issued and outstanding common shares and a portion of the cash consideration will be repaid to Tahoe, subject to the cash consideration not falling below $230 million.

Goldcorp does not have any present intention to acquire ownership of, or control over, additional securities of Tahoe, other than pursuant to the right to maintain its percentage interest in Tahoe as long as Goldcorp and its affiliates hold at least 20% of the issued and outstanding Tahoe common shares.  It is the intention of Goldcorp to evaluate its investment in Tahoe on a continuing basis and such holdings may be increased or decreased in the future.  For the purposes of National Instrument 62-103 the address of Goldcorp Inc., is 666 Burrard Street, Suite 3400, Vancouver, British Columbia  V6C 2X8.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to,, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, or to obtain a copy of the early warning report filed in connection with Goldcorp’s holdings in Tahoe, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com